Name of Issuer:  G Willi Food International Ltd
Title of Class Of Securities:  Common
Cusip:  M52523103000
Date of event: 012901 Last date of calendar year December 31, 2000 Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b)
1)  Name of Reporting Person: BMI Capital Corporation
2)  Appropriate Box if a Member of a Group (b)
3)  SEC Use Only
4)  Place of Organization: Delaware
Number of shares beneficially owned by each reporting person:
7)  Sole Dispositive Power 4,148,000
9)  Aggregate 4,148,000
11) Percent of class Represented by amount in Row (11) 9.98
12) BMI Capital Corporation -- IA

Item 1:
a) Name of Issuer  G Willi Food Int'l Ltd.
b) Address of Issuers Business Office P.O. Box 13101
				              Yavne 81224 Israel
Item 2:
a) Name of Person Filing: BMI Capital Corporation
b) Address of Principal Office:  570 Lexington Avenue
				New York, NY 10022

c) Citizenship		              Delaware

d) Title of Class of Securities	       Common shares

e) Cusip M52523103000
Item 3:
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)  An investment adviser in accordance with 240.13d-1 (b)(1)(ii)(E)

Item 4:

(a)  Amount beneficially owned: 4,148,000
(b)  Percent of class: 9.98
(c)  Number of shares as to which the person has:

(iii)Sole Power to dispose or to direct the disposition of 4,148,000.

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/29/2001
Rozanne Collura
Vice President